Exhibit 99.1
2011 annual general meeting London
14 April 2011

Jan du Plessis Chairman
Kennecott Utah Copper, US

Directors not standing for re-election 1 Yves Fortier 2 Sir Rod Eddington

Highlights of 2010 • Record underlying earnings of US$14 billion
• Record cash flows of US$23.5 billion • Raised dividend by 20% vs previous commitment
• US$5 billion capital management programme • Net debt reduced to US$4.3 billion

Our strategy • Invest in and operate large, long term, cost competitive mines and businesses
• Driven not by choice of commodity but by the quality of each opportunity • Focus on organic growth and targeted acquisitions
• US$13 billion capex planned for 2011

Commitment to sustainability • Licence to operate
• Long term economic benefits • Environmental and social considerations

Outlook • Business resilience
• Volatile financial markets with persistent global imbalances • Unprecedented sector growth
• Long term growth fundamentals are strong

In conclusion • Outstanding year with excellent results
• Prudent balance sheet management • Strong foundations for future growth

Tom Albanese Chief Executive

Continued improvement in safety Decline in injury frequency rates 2002—2010

Growth is back on the agenda • More than US$12 billion of capital approvals since 2010 — Highest return, lowest risk iron ore project in Australia — Modernisation and expansion of aluminium smelters in Canada • New agreement to manage the Oyu Tolgoi project • Majority interest in Riversdale

Product group results 2010 underlying earnings Iron ore —record performanceUS$10.1bn

Product group results 2010 underlying earnings Aluminium —return to profitabilityUS$0.7bn

Product group results 2010 underlying earnings US$2.5bn Copper — advancing growth projects

Product group results 2010 underlying earnings Diamonds and Minerals —recovery in demand US$0.3bn

Product group results 2010 underlying earnings
US$1.2bn Energy — boosted by strong demand

Focus on China relationship • Joint venture with Chalco for development of the Simandou iron ore project in Guinea
• Memorandum of understanding with Chinalco to establish an exploration joint venture in China • Agreement to extend our Channar Mining joint venture in the Pilbara

Consistent strategy • Large, long term, cost competitive tier 1 resources
• Improved living standards will bring more demand but new challenges • Sustainable development is a competitive advantage
• Striving to build a more diverse workforce

Our Mine of the Future™ Advanced robotics and remote operations drive the Mine of the Future™
Autonomous drilling Smart blasting Autonomous haulage Autonomous trains

In conclusion • Reinvigorated, running strongly and benefiting from favourable markets
• Stronger balance sheet to invest in value adding growth and withstand volatility • Well positioned to be sector leading global mining and metals company

2011 annual general meeting London
14 April 2011

Resolution 1 Receipt of the 2010 Annual report

2011 annual general meeting London
14 April 2011

Resolution 2 Approval of the Remuneration report

Resolutions 3-14 Re-election of directors

Resolution 15 Election of Stephen Mayne as a director

Resolution 16 Re-appointment and remuneration of auditors

Resolution 17 Amendments to the Rules of the Performance Share Plan

Resolution 18 Renewal of and amendments to the Share Ownership Plan

Resolution 19 General authority to allot shares

Resolution 20 Disapplication of pre-emption rights

Resolution 21 Authority to purchase Rio Tinto plc shares

Resolution 22 Notice period for general meetings other than annual general meetings

2011 annual general meeting 14 April 2011

2011 annual general meeting 14 April 2011

2011 annual general meeting 14 April 2011